July 27, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (561)487-1632

Robert Nichols
Chief Financial Officer
Sun American Bancorp
1200 North Federal Highway, Suite 111A
Boca Raton, Florida 33432

> **Re: Sun American Bancorp**
> **Form 10-K for Fiscal Year December 31, 2006**
> **Filed March 29, 2007**
> **File No. 001-32183**

Dear Mr. Nichols:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6, Selected Financial Data, page 26

1.   In future filings please describe in a footnote to this section the effect that
material acquisitions and changes in accounting have had on the comparability of
the financial information for 2006 as compared to prior fiscal years as required by
Instruction 2 to Item 201 of Regulation S-K. For example:

- Describe the reasons why total assets, total deposits and total shareholders'
equity as of December 31, 2006 increased by 82%; 108% and 42%,
respectively as compared to the prior fiscal year. Refer to Note 19, Purchase
of Assets and Assumption of Selected Liabilities of Beach Bank in 2006, on
page 81.

- Discuss the effects of recording an income tax benefit of $1.236 million, equal
to 39% of net income for the year ended December 31, 2006. Refer to Note 9,
Income Taxes on page 71.

- State the reasons why no income tax expense was recorded in the financial
statements for 2005 considering the Company had net income of $2.919
million.

- Discuss the reasons why no income tax benefit was recorded for the three year
period from 2002 to 2004 considering the Company had net loss during each
of these years.

Management's Discussion and Analysis, page 27

Allowance for loan losses, page 34

2.   We refer to the table on page 34 that presents the activity of the allowance for
loan losses that shows the Company recorded provisions of $338,000 and
$475,000 in 2006. We also refer to the second paragraph that states you recorded
these additional provisions due *to the growth of the loan portfolio during 2006
and 2005*. Please tell us how you considered the following in your determination
of the amount of the allowance for loan losses:

- Total loans increased from $213 million in 2005 to $354 million in 2006, a
$141 million or 66% increase. Total loans increased from $156 million in
2004 to $213 million in 2005, a $57.5 million or 53%. Refer to "Loan
Portfolio Summary" on page 31.

- Impaired loans were $12 million at December 31, 2006, a 422% increase as
compared to $2.3 million as of December 31, 2005.

- The Acquisition related adjustment in 2006 that increased the allowance by $562,000 related to $2.8 million of impaired loans acquired in the Beach Bank transaction which provided an allowance to impaired loan coverage of 20%. Refer to "Regulatory Classification of Assets" on page 32.

- The increased credit and collateral risk related to the downgraded commercial real estate construction loan for approximately $9.2 million that incurred cost overruns for which the bank advanced additional funds and obtain additional collateral. Refer to the "Regulatory Classification of Assets" section on page 32.

- The 229% increase in non performing commercial loans to $953,000 in 2006 as compared to 2005.

- The amount and differences in the credit characteristics of the total loan portfolio in 2006 as compared to 2005 as a result of the acquisition of Beach Bank in December 2006.

- The nature and extent of the collateralization of the impaired and non-accrual loans, including the analysis made to determine material impairments to the fair value of the underlying collateral. Consider in your response any significant decreases in the fair value of the collateral of non-performing loans as a result of decreased property sales in Florida.

3. We refer to the "Acquisition related adjustments" to the allowance for loan losses for $562,000 and $458,000 in 2006 and 2004, respectively, related to the acquisition of Beach Bank in 2006 and Gulf Bank in 2004. Considering these adjustments increased the allowance for loan losses by $1.02 million or 33% as of December 31, 2006 please tell us and disclose in future filings the following:

- How you determined the effects of applying SOP 03-3 to the acquired loan portfolios in 2006 and 2004 which prohibits the "carrying over" of valuation allowance for loan losses related to loans acquired in a transfer that are within its scope. Consider in your response the "Regulatory Classification of Assets" on page 32 states that $2.8 million of impaired loans were acquired in the Beach Bank transaction.

- As appropriate, in future filings revise the footnote that discusses the accounting for these acquisitions to provide the disclosure required by paragraphs 14 to 16 of SOP 03-3, if applicable.

4.   We refer to the provision for loan losses of $338,000 in 2006. Please tell us and discuss in future filings the basis for any material reversals of the provision for loan losses during the year ended December 31, 2006. We note that the provision for the three-months ended March 31, 2006 was $432,000 or $94,000 greater than the annual provision for 2006. Refer to Note 4, Analysis of the Allowance for Loan Losses on page 8 of the Form 10-Q for the three months ended March 31, 2007.

Financial Statements of Sun American Bancorp for the period ended December 31, 2006

Note 1, Summary of Significant Accounting Policies, page 61

5.   We refer to the "Securities" section that states you amortize the purchase premium or discount into interest income on a method that *approximates the level yield method.* Tell us and in future filings please revise this note to:

   •   Describe the specific amortization method used; and

   •   State if the resulting amount of amortization does not differ materially than what would have resulted had the Company used the level yield method.

Note 5, Goodwill and Intangible Assets, page 69

6.   We refer to the core deposit intangibles totaling $2.3 million as of December 31, 2006. Please tell us and in future filings state the amortization period of the core deposit intangibles and describe how it was determined.

Note 9, Income Taxes, page 71

7.   We refer to the reversal in 2006 of the remaining portion of your valuation allowance of $2.188 million recorded that was recorded in 2005. Considering this reversal resulted in an income tax benefit of $1.2 million or 64% of pre-tax income for 2006, please tell us and revise this note in future filings to describe the positive evidence under paragraph 21 of SFAS 109 that supports management's assessment that the Company will generate sufficient future taxable income to realize the deferred tax assets, including those related to the acquisition of Beach Bank, in the future.

8.   Tell us how management determined that a complete reversal of the valuation allowance was appropriate in 2006 considering the following negative evidence which appears to support that a valuation allowance may continue to be required under paragraph 23 of SFAS 109.

- The history of recurring operating losses incurred by the Company during the period from 2002 to 2004 as noted in the "Selected Financial Data" section on page 26.

- The history of recurring losses in 2005 and 2006 of the Beach Bank acquisition increases the probability that the operations of Beach Bank would continue generate losses in the consolidated financial statements of the Company in early future years.

- The 66% increase in the loan portfolio in 2006 and the $12 million of impaired loans at December 31, 2006 as compared to $2.3 million as of December 31, 2005 increases the probability that material impairment losses on the loan portfolio in the future years will contribute to creating future operating losses.

- The uncertainties regarding the effects on the Company's future operations regarding the unsettled dispute related to the determination of the acquisition price of Beach Bank considering Note 19 on page 80 state the Company cannot assure whether or in what amount the adjustments will be made to the acquisition price.

9.   Reconcile the reduction in the valuation allowance of $2.188 million in 2006 with the statement in MD&A, "Provision for Income Tax" on page 50 that the net tax benefit of $1.2 million for 2006 was the result of a reduction in the valuation allowance against deferred tax assets of $1.9 million.

10.   Considering the Company had an income before provision for income taxes in 2005 of $2.919 million, please tell us and discuss in future filings why no related current tax expense was recorded during that period. Refer to paragraph 6 of SFAS 109.

11.   We refer to the second paragraph regarding the determination of the disputed purchase price of Beach Bank that states:

- The exact number of shares of the Company issued to acquire Beach Bank will be determined based on the book value of Beach Bank in the final closing balance sheet *subject to adjustment as described in the Agreement.*

- The Company can provide no assurance as to whether or in what amounts adjustments will be be made to the Balance Sheet of Beach Bank which may result in a reduction of the common stock issued as consideration for the acquisition.

Please tell us and in future filings revise this note to include the following information:

- State the nature and maximum dollar amount of the adjustments to the book value of Beach Bank that may result in a reduction of the common stock issued as consideration for the acquisition.

- Describe the minimum and maximum effect of these adjustments on the number and value of the common stock issued as consideration for Beach Bank.

- Disclose how this minimum and maximum range of reduction in the purchase price of Beach Bank will affect the allocation of the purchase price to the individual assets acquired.

- State the expected time frame in which this purchase price dispute will be resolved and discuss if termination of the acquisition is expected if the dispute is not resolved. If this is the case, tell us the support under SFAS 141 for concluding that your current consolidation of the Beach Bank acquisition is appropriate.

Form 10-Q for the three months ended March 31, 2007

Management's Discussion and Analysis or Plan of Operations, page 15

Asset Quality and Nonperforming Assets, page 17

12.   We refer to the "Specific Allowance" section on page 18 that states you did not
record a provision for loan losses considering a contraction of $9.9 million in the
pre-acquisition portfolio and the $907,000 allowance for loan losses transferred
from Independent Community Bank. Tell us and discuss in future filings how
you considered the following in determining the adequacy of your allowance for
loan losses:

- The consideration given to the requirements of SOP 03-3 that prohibit the
carrying over of the allowance for loan losses acquired in a transfer that fall
within its scope to the valuation of the loan portfolio acquired from
Independent Community Bank.

- The $ 1 million or 8% increase in impaired loans as of March 31, 2007 3/2007
to $13 million as compared to $12 million as of 12/31/06 including $447,000
of loans acquired from Independent Community Bank that were in nonaccrual
status.

- The additional material credit risks related to the impaired loan for $1 million
resulting from a residential rental property where the borrower was not
proceeding with a conversion to condominium units.

- The continuing impaired loan status as of March 31, 2007 of the $12 million
of assets that were classified as impaired as of December 31, 2007.

- The increase in non performing assets of $2.3 million as of March 31, 2007 as
compared to $953,000 as of December 31, 2006.

Financial Statements

Note 4, Analysis of Allowance for Loan Losses, page 8

13.   We refer to the "Effect of Acquisition" line item that resulted in an increase of $906,600 to the allowance for loan losses in 2007, equal to 23% of the total allowance for loan losses for the three-month period ended March 31, 2007. Please tell us and discuss in future filings:

- How you determined that the allowance for loan losses acquired from the Independent Community Bank acquisition is not affected by the guidance of SOP 03-3 which prohibits the "carrying over" of the valuation allowance for loan losses acquired in a transfer that are within its scope

- As appropriate, revise Note 10, Acquisitions on page 13 to provide the disclosure required by paragraphs 14 to 16 of SOP 03-3, if applicable.

Note 10, Acquisitions, page 13

14.   We refer to the core deposit intangible of $1.8 million recorded as part of the acquisition of Independent Community Bank. Tell us and in future acquired state the amortization period for these intangibles and how it was determined.

*   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3490 if your have any questions regarding these comments.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant